SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

500 BOYLSTON STREET BOSTON, MASSACHUSETTS 02116	FIRM/AFFILIATE OFFICES

TEL: (617) 573-4800 FAX: (617) 573-4822 www.skadden.com	BOSTON CHICAGO HOUSTON LOS ANGELES PALO ALTO WASHINGTON, D.C. WILMINGTON

December 5, 2017	BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MOSCOW MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE SYDNEY TOKYO TORONTO

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	The GDL Fund
File Nos. 333-213902; 811-21969

Ladies & Gentlemen:

On behalf of The GDL Fund (the “Fund”), we are enclosing herewith for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”), and the Investment Company Act of 1940, as amended, and the General Rules and Regulations of the Commission thereunder, one electronically signed Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2 (the “Registration Statement”).

A fee of $23,164.80 to cover the registration fee under the Securities Act has been paid.

***

Securities and Exchange Commission

December 5, 2017

If you have any questions or require any further information with respect to this Registration Statement or any other matter relating to the Fund, please do not hesitate to contact me at (617) 573-4836 or Tom DeCapo at (617) 573-4814.

Sincerely,

/s/ Kenneth E. Burdon

Kenneth E. Burdon